CARDERO RESOURCE CORP.

(An Exploration Stage Company)

Form 51-102F1

Management’s Discussion and Analysis

For the period ended July 31, 2005

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cardero Resource Corp. (“Cardero” or the “Company”) and compares its financial results for the quarter ended July 31, 2005 to the corresponding quarter in the previous year.  This MD&A should be read in conjunction with the Company’s unaudited financial statements for the quarter ended July 31, 2004.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.  This MD&A is made as of September 9, 2005.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Additional information relating to the Company can be located on the SEDAR website at www.sedar.com.

BACKGROUND

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties and cash.  The Company funds its operations through the sale of its shares or of interests in its mineral properties.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1)

The chance of finding an economic ore body is extremely small and the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2)

The junior resource market, where the Company raises funds, is extremely volatile.  Even though the Company has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3)

The establishment of undisputed title to mineral properties is often a time consuming and expensive process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4)

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars, Mexican and Argentinean pesos and Peruvian nuevo sols.

5)

The Company’s properties are located in Mexico, Argentina and Peru and will be affected by the political stability and laws of those countries.

6)

There is no guarantee that the Company can obtain the necessary governmental permits and licenses when required.

7)

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of mineral deposits.

EXPLORATION ACTIVITIES

Mexico

Baja IOCG Project, Mexico

The Company has negotiated an amendment to its agreement with Anglo American plc (“Anglo”) with respect to the Baja California Norte, Mexico, IOCG joint venture.  Cardero received necessary “power of attorney” documents on July 13th, to become operator of the project and assumed the lead in finalizing drilling permits.

Under terms of the revised agreement Cardero must incur expenditures of not less than US$500,000 within a twelve month period drill testing existing targets defined by Anglo in order to earn an additional 10% interest, thereby increasing its total to 40%.  Furthermore, Cardero may earn an additional one tenth of one percent (0.1%) interest for each additional US$10,000 expended.

On spending US$500,000, Cardero, may elect to terminate its expenditure period by delivering a resumption notice to Anglo.  Anglo then has the right to immediately resume incurring aggregate expenditures of US$3,700,000 for a 60% interest in the project with corresponding expenditure dates adjusted to reflect the Cardero operating period.  Should Anglo decline to participate at this stage then upon dilution to 51% interest, Anglo must either elect to resume exploration expenditures or terminate the agreement whereby Cardero retains 100% interest in the project.

The Company assumed operatorship of the project on July 13, 2005 and has since successfully completed the “Land Use” report, lodged the drill permission application and taken officials on a site visit of San Fernando and Amargosa targets.

On September 1, 2005 the Company announced that it has received the drill permits from Mexican provincial authorities in Baja California Norte for its Phase I Alisitos Belt IOCG diamond drill campaign. Cardero is now in position to complete final site preparation at the first target, San Fernando, which includes camp set up, drill pad preparation and drill-rig mobilization.

The Company anticipates that the 1900m drilling campaign, designed by Anglo American to test the San Fernando and Amargosa IOCG targets, will begin in early- to mid-September.  San Fernando, the highest priority target defined to date, will initially be tested with five diamond drill-holes for an approximately total of 1500m diamond drilling.

Franco Property, Mexico

On June 22, 2005 the Company received the necessary access permits to the property and, subject to drill-rig availability the Company plans to diamond drill test the Franco gold property with 4 to 5 boreholes for an aggregate total of approximately 1,200 metres commencing in late September 2005.

Argentina

Olaroz and Chingolo Projects, Argentina

The status of the Chingolo project is presently being reviewed no further exploration work is proposed for this project at this time.

Organullo Property, Argentina

The Company is currently compiling the previous exploration data, thus far examination of the previous efforts indicates that the property has been inadequately tested.  A Joint Venture partner is presently being sought.

Mina Angela Property, Argentina

Following compilation and in light of the local operating challenges in Chubut Province, the Company is presently seeking a Joint Venture partner to progress exploration.

Cerro Juncal Project, Argentina

The Company has completed the compilation of the limited previous exploration.  Commencing late in the third quarter or early in the fourth quarter of 2005, the initial work program will be comprised of logistic preparation (topographic survey, camp building, access upgrading), geological mapping and geochemical sampling.

Cerro Atajo Project, Argentina

Detailed mapping, at 1:2500 scale, of prospective alteration and associated copper oxide mineralization commenced in early the third quarter.  A pole:dipole Induced Polarization (IP) survey will commence in mid- to late-August and initial drill testing, estimated to be approximately 1,500 metres, is scheduled for late September 2005.

Peru

Marcona Iron Oxide Copper-Gold (IOCG) District, Peru (Carbonera, Daniella and Pampa de Pongo properties)

On September 6, 2005 the Company announced the completion of an independent NI 43-101 compliant mineral resource estimate at its 100% owned Pampa de Pongo Iron Deposit, southern Peru.

Dr. Jan Helsen, P.Geo. an independent Qualified Person, concluded that the Pampa de Pongo deposit contains an Inferred Resource of approximately 953 million tonnes averaging 44.7% Fe, 0.12% Cu, 0.09 g/t Au based on the results of the 2004-2005 drill campaign, 3D magnetic modeling as well as prior drill results obtained by Rio Tinto plc.

The Inferred Resource is contained in two main zones referred to as the Central and South Zones respectively.

Inferred  Mineral Resource, Pampa de Pongo Property

Zone	Inferred (million tonnes)	Fe (%)	Cu (%)	Au (g/T)
Central	848	44.9	0.12	0.07
South (East Block)	100	43.0	0.15	0.22
South (West Block)	5	43.8	0.27	0.26
Total	953	44.7	0.12	0.09

For the resource estimate the definitions and guidelines for Resource and Reserve estimates as set out and adopted by the CIM Council on August 20, 2000 (the “CIM Standards”) were utilized.   According to the CIM Standards, an Inferred Resource can be estimated on “geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity”.

The following are some of the key characteristics of Pampa de Pongo that provide a high level confidence in the Inferred Resource estimate:

1.

Simple replacement style of mineralization with good continuity of magnetite mineralization in drill intercepts and good apparent continuity from hole to hole.

2.

Thick mineral intercepts that locally exceed 300 meters in length.

3.

Simple shape with relatively sharp mineralization boundaries.

4.

Type and style of the mineralization are similar to the subjacent operating Marcona Iron Mine.

5.

High sensitivity 3D magnetic data that exhibits excellent correlation with magnetite mineralization and enables definition of mineralized boundaries with a high level of confidence.

6.

Minor dyking or post mineral faults intersected to date.

Anamet Services undertook preliminary characterisation tests and determinations of magnetite content on behalf of Rio Tinto plc.  The test work indicated that the samples varied between 68 and 92 weight percent magnetite with an average of 74.9%.  Furthermore the results suggest that a very high degree of liberation could be achieved at a grind size that would be appropriate to yield a <150µm sized final product.  The summary of the report indicates that the ore could be easily concentrated to a commercial level (66 to 69%) through a low intensity magnetic separation (LIMS) operation.

The size and characteristics of the deposit as well as the nature of the hanging wall units suggest that it could be amenable to underground block caving such as that successfully employed at LKAB’s Kiruna Iron Mine, Sweden.

Although Cardero is encouraged by the results to date, it is important to realize that there has been insufficient drill testing to define any National Instrument 43-101 compliant mineral reserve.  It is important to note the fact that mineral resources which are not mineral reserves, such as those discussed here, do not have demonstrated economic viability.

The Company is presently designing a suitable strategy to advance the project.

Iron Sands

The Company has acquired through staking a 32,000-hectare (320 km²) iron (magnetite) sand property near the city of Nazca in the desert coastal region of southern Peru.  Geographically the property forms part of, and is adjacent to the Company’s properties in the Marcona IOCG district (Carbonera, Daniella).

The area was originally highlighted in 1974 by the Peruvian Ministry of Energy and Mines as part of a nationwide iron inventory study and is comprised of magnetite (iron)-bearing sands consisting of active dune fields and a large Quaternary basin containing a thick sequence of friable sands with visible magnetite throughout many of the exposures.

Preliminary sampling by Cardero indicates that the magnetic fraction for active dune material ranges between 0.7% and 21.24 weight percent (wt. %) magnetite and averages approximately 11.0 wt. %.  Samples of Quaternary sand returned magnetic fractions ranging between 1.62 and 13.59 wt. %, averaging about 7.7 wt. % magnetite.  Assays of the magnetic concentrates showed fairly uniform values of approximately: 61.5% iron (Fe), 4.3-6.41% titanium oxide (TiO2), 0.2-0.28% phosphate (P2O5), 2.41-4.34% silica (SiO2), 1.22-1.82% alumina (Al2O3), 0.61-1.14% magnesium (MgO), 0.4-0.55% manganese (MnO) and 0.01% sulphur (S).

Elevated titanium values in iron, such as those obtained here, are considered deleterious and consequently two bulk samples, an initial 65 kg laboratory cleaned sample (twice dry magnetic separation) and a 100 kg rough sand sample (hand treated on site using large permanent magnets and containing significant amounts of silica) from the property were provided to Midrex Technologies, Inc.

Midrex Technologies, Inc., a fully owned subsidiary of the Kobe Steel Group, is an international process engineering and technology company based in Charlotte, NC USA, and has been a leading innovator and technology supplier for the direct reduction of iron ore.  Midrex is principally known for the MIDREX® Direct Reduction Process that converts iron ore into high-purity direct reduced iron (DRI) for use in steelmaking, ironmaking, and foundry applications.

The Midrex process successfully produced a high quality low sulfur, low phosphorous and low titanium liquid iron and generated a desulfurizing titanium-rich fluid slag at melting temperatures of 1288°C.  Midrex has characterized these initial test results as “very encouraging”, concluding that a “liquid metal button containing ~ 94% iron, ~ 5% carbon and <0.05% sulphur can be produced with excellent separation of metal to slag.”

A summary of the FASTMELT® test results is as follows:

Iron (Fe):

94 - 95% Metallic iron

Carbon (C):

3.5 - 4.5%

Silicon (Si):

<0.3%

Titanium (Ti):

<0.1%

Vanadium (V):

<0.1%

Sulphur (S):

<0.1%

Phosphorus (P):

<0.1%

The ‘waste’ slag resulting from the Midrex process assayed up to 21.48 % TiO2 (titanium dioxide) and 3.18% V2O5 (vanadium pentoxide) by weight.  Cardero engineering staff has consequently directed several laboratories to commence examining the feasibility of liberating titanium and vanadium from the resultant slag, which if successful, could have a significant positive financial impact on any subsequent operation.

Meanwhile a regional geochemical sampling and mapping program of the large property designed, supervised and implemented in conjunction with a surface media sampling specialist commenced in early July.  Results are anticipated in October-November 2005.

OVERALL PERFORMANCE

The Company does not have any new material information to report since the annual management discussion and analysis was released.  Updates on exploration activities are discussed under “Highlights” and updates on funding are discussed under “Liquidity and Capital Resources”.

Results of Operations

	Three months ended July 31		Nine months ended July 31
	2005	2004	2005	2004
Net loss	$ 1,607,002	$ 2,120,197	$ 5,082,926	$ 3,887,567
Interest income	95,604	76,241	284,480	188,669
General and administrative costs	684,731	441,143	2,625,356	1,071,441
Stock-based compensation	935,500	1,686,400	1,697,750	2,951,900
Write-down of resource properties	72,375	68,895	1,044,542	68,895

Three months ended July 31, 2005 compared to three months ended July 31, 2004

In the quarter ended July 31, 2005 the Company had a net loss of $1,607,002 or $0.04 per share as compared to a net loss of $2,120,197 or $0.06 per share for the quarter ended July 31, 2004.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.

The Company’s interest income increased from $76,241 in the 2004 quarter to $95,604 in 2005. This was because the Company had higher cash balances in 2005. Surplus cash is invested in banker’s acceptance and term deposits that yield approximately 2.4% per annum.

The Company’s general and administrative costs were substantially higher in 2005, $684,731 as compared to $441,143. Costs were up in most categories. There was a major increase was in property evaluation costs.  The Company is actively looking for new properties and incurs substantial geological consulting and travel costs in the process.  These costs for the quarter were $67,915 as compared to $34,088 for the comparative quarter in 2004.  There was a significant increase in corporate promotion costs from $107,449 to $230,116. The Company’s philosophy is to keep a high profile for the investing public and to disseminate information regarding the Company as widely as possible. The Company has a full time, in-house investor relations manager as well as several investor relations contracts with outside consultants. The Company has benefited substantially from these activities in the past and it continues to benefit through the exercise of warrants.  Professional fees were up in the quarter, in large part due to legal costs of $180,574.  The majority of these costs relate to the lawsuit commenced against the Company and others in May 2004 (see “Material Proceedings”).  The increasing acquisition and exploration activity by the Company has required an increase in staff, and the Company now has four full time employees, which accounts for the increase in salary and benefit costs.

Stock based compensation is a non cash item that attempts to put a dollar value on the benefit being given on the vesting of stock options.  The number is determined by the “fair value method”, which is based on statistical models, taking into account the volatility of the stock, the risk free interest rate and the weighted average life of the options.  Where the market is highly volatile and not perfectly liquid, the results may not be very meaningful.  In the quarter 725,000 options vested, resulting in a stock based compensation charge of $935,500 (2004 – 1,415,000 options, $1,686,400 expense).

The Company writes off its resource property costs at such time as it either abandons the property or determines that there has been a permanent impairment in its value.  In the quarter write offs were $72,375 being the Company’s residual costs at La Zorra, Mexico which was returned to the property vendor. Write offs for the comparable period in 2004 were $65,895.

Nine months ended July 31, 2005 compared to nine months ended July 31, 2004

In the nine months ended July 31, 2005 the Company had a net loss of $5,082,926 of $0.12 per share as compared to a net loss of $3,887,567 or $0.11 per share for the nine months ended July 31, 2004.

The Company’s interest income increased from $188,669 in 2004 to $284,480 in 2005.  This was because the Company had higher cash balances in 2005.  Surplus cash is invested in banker’s acceptances and term deposits that yield approximately 2.4% per annum.

The Company’s general and administrative costs were substantially higher in 2005, $2,625,356 as compared to $1,071,441.  Costs were up in most categories.  The bulk of the increase was in corporate promotion that increased from $446,730 to $1,112,056.  The Company’s philosophy is to keep a high profile for the investing public and to disseminate information regarding the Company as widely as possible.  The Company has a full time in-house investor relations manager as well as several investor relations contracts with outside consultants.  Two new outside consultants were taken on in the first quarter and there was a one-time promotion costing approximately $244,000.  The Company has benefited substantially from these activities in the past and it continues to benefit through the exercise of warrants.  The Company is actively looking for new properties and incurs substantial geological and travel costs in the process.  These costs for the nine months were $307,030 as compared to $48,347 for the comparable period in 2004.  Professional fees were up in the quarter, in large part due to legal costs of $383,418.  The majority of these costs relate to the lawsuit commenced against the Company and others in May 2004 (see “Material Proceedings”).  Listing and stock exchange fees are up as a result of the listing of the Company’s common shares on the American Stock Exchange in January 2004.  The increasing acquisition and exploration activity by the Company has required an increase in staff, and the Company now has four full time employees which accounts for the increase in salaries and benefit costs.

Stock based compensation is a non cash item that attempts to put a dollar value on the benefit being given on the vesting of stock options.  The number is determined by the “fair value method”, which is based on statistical models, taking into account the volatility of the stock, the risk free interest rate and the weighted average life of the options.  Where the market is highly volatile and not perfectly liquid, the results may not be very meaningful.  In the nine month period 1,250,000 options vested, resulting in a stock based compensation charge of $1,697,750 (2004 – 2,515,000 options, $2,951,900 expense).

The Company writes off its resource property costs at such time as it either abandons the property or determines that there has been a permanent impairment in its value.  In the nine months, write offs were $1,044,542, the bulk of which resulted from the returning of the La Zorra project in Mexico to the original vendor.  In the comparable period of 2004 write offs were $65,895.

Summary of Quarterly Results

The table below sets out the quarterly results, expressed in Canadian dollars, unless otherwise indicated, for the past eight quarters:

Fiscal 2005

	First Quarter	Second Quarter	Third Quarter
Total revenue	60,669	128,207	95,604
Net income (loss)	(1,489,617)	(1,986,307)	(1,607,002)
Net income (loss) per share	(0.04)	(0.05)	(0.04)

Fiscal 2004

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	51,284	61,144	76,241	96,189
Net income (loss)	(1,125,061)	(642,308)	(2,120,197)	(5,435,436)
Net income (loss) per share	(0.04)	(0.02)	(0.06)	(0.14)

Fiscal 2003

Fourth Quarter
Total revenue	21,214
Net income (loss)	(1,001,807)
Net income (loss) per share	(0.05)

Notes:

1)

The total revenue consists of interest income.

2)

There were no discontinued operations or extraordinary items in the periods under review.

2)

The basic and diluted income (loss) per share numbers were the same in each of the periods under review.

Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options (see “Results of Operations”).

LIQUIDITY AND CAPITAL RESOURCES

In the quarter the Company raised $170,750 from the exercise of stock options.

At July 31, 2005 the Company had 41.2 million shares outstanding, 3.9 million stock options outstanding with a weighted average exercise price of $2.76 and 2.9 million warrants outstanding with a weighted average exercise price of $3.50.  At July 31, 2005 the Company had $15.5 million in cash and cash equivalents and working capital of $15.7 million.

In the quarter the Company spent $1.2 million on property acquisitions and exploration and $0.8 million on administration.  This level of expenditure can be expected to increase as the Company grows.

The Company has sufficient funds to take it through the next year.  However, if the Company substantially increases its expenditure levels on property acquisitions or exploration activities, additional funding may be required within that time frame.  There can be no certainty that any such additional funding as may be required can be obtained, although the Company has historically been able to raise any required capital in the equity markets.

OFF BALANCE-SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In the nine months and July 31, 2005 the Company paid Ken Carter, a former-director, geological consulting fees of $2,612.  The Company paid legal fees of $320,466 to a law firm in which a director of the Company, Lawrence W. Talbot, is a partner.  The Company paid financial consulting fees of $8,770 to Ross McDonald, the Company’s Chief Financial Officer.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

None during the quarter under review.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investments and payables.

The Company’s cash and cash and term deposit equivalents of $15.5 million consists of cash on hand of $0.7 million and banker’s acceptance and term deposits of $14.8 million.  The bankers’ acceptance and term deposits yield approximately 2.4% per annum.

Receivables and payables of $685,914 and $648,451 respectively are normal course business items that are usually settled within thirty days.

The Company has assessed the risk associated with these resources as nominal as the funds are placed with Canadian chartered banks.

MATERIAL PROCEEDINGS

On May 20, 2004 Western Telluric Resources Inc. (“Western Telluric”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (collectively, the “Plaintiffs”) commenced an action (the “Action”) in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against the Company and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources).

No material changes have occurred with respect to the Action during the period covered by this MD&A.  However, the Company’s application to have the Plaintiffs post security for costs in the amount of $115,000 was granted by the Court on March 10, 2005.  Accordingly, until such time as the Plaintiffs post acceptable security in this regard, the Action is stayed as against the Company.  The Company anticipates that the Plaintiffs will post the required security.

The Company is not currently in a position to quantify the potential exposure to the Company arising from the Action or the potential recovery that may be had pursuant to the Company's counterclaim.  No specific amounts are claimed in either the Statement of Claim or the Counterclaim.  The Plaintiffs have not delivered any evidence with respect to quantum.  In addition, the size of any damage award against the Company would be affected by results of work on the subject mineral properties between now and trial.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

A reconciliation is included in the unaudited financial statements at July 31, 2005 as Note 7.  There have been no changes in GAAP since the annual management discussion and analysis.